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                              June 5, 2024

       Michael Weisz
       Chief Executive Officer of Yieldtreet Management, LLC
       YS RE RAF I LLC
       300 Park Avenue, 15th Floor
       New York, New York 10022

                                                        Re: YS RE RAF I LLC
                                                            Post-Qualification
Amendment to Offering Statement on Form 1-A POS
                                                            Filed May 10, 2024
                                                            File No. 024-11755

       Dear Michael Weisz:

                                                        We have reviewed your
amendment and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post-Qualification Amendment filed May 10, 2024

       Exhibits

   1. Please have your auditors revise their consent to reference the financial statement periods consistent with those
in their audit reports.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Weisz
YS RE RAF I LLC
June 5, 2024
Page 2

        Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                        Sincerely,
FirstName LastNameMichael Weisz
                                                        Division of Corporation
Finance
Comapany NameYS RE RAF I LLC
                                                        Office of Real Estate &
Construction
June 5, 2024 Page 2
cc:       Brian Korn
FirstName LastName